UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 23, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On December 23, 2014, NewLead Holdings Ltd. (the “Company”) held its Annual General Meeting for 2014 (the “Annual Meeting”). The matter on which the shareholders acted upon at the Annual Meeting was the election of Mr. Sae Jung Oh as Class II director to hold office from the conclusion of the Annual Meeting until the Company’s 2017 annual general meeting. The results of such voting are set forth below.

Proposal 1: Election of Mr. Sae Jung Oh

For	Against	Withheld
213,521,769	304,737	292,351

The number of outstanding common shares of the Company as of the record date of the Annual Meeting on November 21, 2014 was 291,578,464. The number of outstanding common shares of the Company as of December 22, 2014 was 309,452,443.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer